UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sculptor Capital Management, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

811246107

(CUSIP Number)

James Levin

c/o Sculptor Capital Management

9 West 57th Street

New York, NY 10019

(212) 790-0000

(Name, address and telephone number of person authorized to receive notices and communications)

January 31, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,920,926
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,920,926
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,920,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14	TYPE OF REPORTING PERSON IN

1

Based on the sum of: (i) 25,554,922 shares of Class A Common Stock outstanding as of November 4, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission on November 5, 2021 (the “Quarterly Report”), (ii) 2,885,571 performance-based restricted Class A Shares granted on December 17, 2021 to Mr. Levin and other members of senior management as disclosed in the 8-K filed with the Securities and Exchange Commission on December 21, 2021, (iii) 191,970 Class A Shares issued by the Issuer to the Reporting Person in connection with Class A Restricted Share Units vesting as reported herein and (iv) 1,040,909 Class A Restricted Shares issued by the Issuer to the Reporting Person as reported herein.

ITEM 1	SECURITY AND ISSUER

This Amendment No. 1 on Schedule 13D (this “Schedule 13D”) relates to the Class A Shares of Sculptor Capital Management Inc., a Delaware corporation (the “Issuer” or the “Company”), representing Class A common stock, par value $0.01 per share, of the Issuer (the “Class A Shares”).

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety to read as follows:

The Class A Shares covered by this Schedule 13D were acquired by the Reporting Person at various times between December 2018 and January 2022. The Class A Shares were acquired by the Reporting Person as part of the Reporting Person’s compensation from the Operating Partnerships (as defined below).

On December 31, 2021, January 1, 2022 and January 31, 2022, the Issuer issued 114,065, 65,128 and 12,777 Class A Shares, respectively, in connection with the vesting of outstanding Class A Restricted Share Units (“RSUs”).

ITEM 4	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following paragraph as the penultimate paragraph thereof:

On January 31, 2022, the Reporting Person received equity awards under the 2013 Plan approved by the Compensation Committee and the Board of Directors of the Issuer consisting of 1,040,909 service-based restricted shares of Class A Common Shares (the “Service-Based Restricted Shares”). The Service-Based Restricted Shares are subject tot vesting upon the satisfaction of time-based service conditions. The Service-Based Restricted Shares will vest in three equal installments on each of January 1, 2023, January 1, 2024 and January 1, 2025, generally subject to the Reporting Person’s continued position as an active limited partner of the Sculptor Operating Partnerships.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

The Reporting Person and a trust for the benefit of the Reporting Person’s family beneficially own 3,920,926 Class A Shares, representing approximately 13.2% of the Issuer’s outstanding Class A Shares. The Reporting Person is also the direct owner of 494,455 RSUs and indirect owner of 398 RSUs, through a trust for the benefit of the Report Person’s family. Of the RSUs held by the Reporting Person and trust, 244,815 vest on December 31, 2022, 156,844 vest on January 1, 2023 and 93,194 vest on January 1, 2024. Each RSU represents a right to receive, at the discretion of the administrator of the applicable plan (currently the Compensation Committee of the Board of Directors of the Issuer) a Class A Share or the cash value thereof, upon the vesting date.

The Reporting Person holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of all Class A Shares included in this Schedule 13D.

No transactions in the class of securities reported herein were effected during the past sixty days by the Reporting Person except for: (i) the receipt of 2,314,286 Performance-Based Restricted Shares on December 17, 2021; (ii) the receipt of 114,065 Class A Shares upon a RSU vesting event on December 31, 2021; (iii) the receipt of 65,128 Class A Shares upon a RSU vesting event on January 1, 2022; (iv) the receipt of 12,777 Class A Shares upon a RSU vesting event on January 31, 2022; and (v) the receipt of 1,040,909 Service-Based Restricted Shares on January 31, 2022.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is here by amended to add the following paragraph at the end thereof:

On January 31, 2022, the Reporting Person entered into Cash-Settled RSU Award Agreements, between the Reporting Person and the Sculptor Operating Partnerships, pursuant to which the Reporting Person received an aggregate of 1,040,908 cash-settled Class A restricted share units (“Cash-Settled RSUs”). Each Cash Settled RSU represents the right to receive cash equal to the fair market value of one Class A Share on the third business day following the vesting date of such Cash-Settled RSU. The Cash Settled RSUs will vest in three equal installments on each of January 1, 2023, January 1, 2024 and January 1, 2025, generally subject to the Reporting Person’s continued position as an active limited partner of the Sculptor Operating Partnerships.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Amended and Restated Exchange Agreement, dated as of February 7, 2019, by and among Sculptor Capital Management, Inc., Sculptor Capital Holding Corporation, Sculptor Capital LP, Sculptor Capital Advisors LP, Sculptor Capital Advisors II LP and the Sculptor Capital Limited Partners and Class B Shareholders, incorporated herein by reference to Exhibit 10.6 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 2	Partner Agreement between Sculptor Capital LP and James Levin, dated as of February 16, 2018 and effective January 1, 2018, incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 3	Partner Agreement between Sculptor Capital Advisors LP and James Levin, dated as of February 16, 2018 and effective January 1, 2018, incorporated herein by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 4	Partner Agreement between Sculptor Capital Advisor II LP and James Levin, dated as of February 16, 2018 and effective January 1, 2018, incorporated herein by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed on May 2, 2018.

Exhibit 5	Omnibus Agreement, dated as of February 7, 2019, by and among James Levin, Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP, incorporated herein by reference to Exhibit 10.13 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 6	Amendment to Partner Agreement, by and among James Levin, Sculptor Capital Management, Inc., Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP, dated as of June 9, 2020, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on June 10, 2020.

Exhibit 7	Second Amendment to Partner Agreement between each of Sculptor Capital LP, Sculptor Capital Advisors LP and Sculptor Capital Advisors II LP, and James Levin, dated January 29, 2021, incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q, filed on May 6, 2021.

Exhibit 8	Class A Performance-Based Restricted Share Award Agreement between Sculptor Capital, LP, Sculptor Capital Advisors LP, and Sculptor Capital Advisors II LP and the Participant, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on December 22, 2021.

Exhibit 9	The Sculptor Capital Management, Inc. 2013 Incentive Plan, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on May 8, 2013.

Exhibit 10	Amendment to The Sculptor Capital Management, Inc. 2013 Incentive Plan, effective May 9, 2017, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed May 9, 2017.

Exhibit 11	Second Amendment to Sculptor Capital Management, Inc. 2013 Incentive Plan, dated as of February 7, 2019, incorporated herein by reference to Exhibit 10.16 of our Current Report on Form 8-K, filed on February 11, 2019.

Exhibit 12	Form of Service-Based Restricted Share Awarded Agreement between Sculptor Capital, LP, Sculptor Advisors LP and Sculptor Capital Advisors II LP and the Participant, incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K, filed on December 22, 2021.

Exhibit 13	Form of Cash-Settled RSU Award Agreement between Sculptor Capital, LP, Sculptor Advisors LP, and Sculptor Capital Advisors II LP and the Participant, incorporated herein by reference to Exhibit 10.3 of our Current Report on Form 8-K, filed on December 22, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

/s/ James Levin
James Levin